Exhibit (a)(1)(C)

DATE:	July 24, 2012

TO:	Eligible Holders of Certain Outstanding Stock Options to Purchase Caesars Entertainment Corporation Common Stock

FROM:	Gary Loveman

SUBJECT:	CAESARS LAUNCHES STOCK OPTION EXCHANGE PROGRAM

I am pleased to announce the launch of the Caesars Entertainment stock option exchange program. Under the program, eligible employees, directors and consultants of Caesars and its subsidiaries can elect to exchange certain existing stock options for new options with lower exercise prices, vesting schedules and a new 10-year term.

The Board decided to make this opportunity available because the stock options you hold have exercise prices that are far higher than the current market value of our stock, and they have made it a priority to ensure that your interests are well aligned with the long-term success of our company. This exchange program is designed to restore long-term value to our option holders and supports our efforts to appropriately reward you for the role you play in driving our business and creating value for our shareholders.

We have established a web site to administer the exchange:

https://www.caesarsoptionexchange.com/. Details related to the option exchange program, including the formal “Offer to Exchange” document, FAQs, a program guide and personalized information about your eligible options, also are available on the site. You will receive an email today from optionexchange@caesars.com with instructions on how to set up your account on the website.

Over the next several days, we will be hosting two optional calls to review details about the option exchange program and answer any questions you may have. Invitations for these calls will be sent out by Russell Goldich in a separate email.

The deadline for electing to participate in the option exchange is 9 p.m. Pacific Time on Tuesday, August 21, 2012. Participation in the program is voluntary, so I encourage you to review the available materials to ensure that you are well-informed and prepared to take the necessary actions well ahead of the deadline. For your convenience, below is an overview of the program that highlights key information related to the option exchange.

Thank you for your hard work, commitment and dedication.

Caesars Entertainment Corporation Stock Option Exchange Program Overview

Participation in the option exchange program is entirely voluntary. Current employees, directors and consultants who remain with Caesars or its subsidiaries through the expiration of the option exchange, and who hold eligible stock options granted on or before February 9, 2012 that have an exercise price per share of $20.09 or higher, are eligible to exchange those options for replacement options with a new exercise price, new vesting terms and a new ten-year term. The terms of the replacement options will vary depending on whether they are granted in exchange for eligible options that are subject to time-based vesting or eligible options that are subject to performance-based vesting.

The option exchange is scheduled to end at 9 p.m. Pacific Time on Tuesday, August 21, 2012 and is subject to the terms and conditions described in the option exchange materials. There are no exceptions to this deadline. The option exchange materials also are available through the U.S. Securities and Exchange Commission’s website at http://www.sec.gov.

If you decide to participate in the option exchange program, you must submit your election before the expiration of the option exchange program. Your election may be submitted through the option exchange website or by using a paper election form submitted via facsimile to (001+) (702) 494-4960. Regardless of how your election is submitted, it must be received by Caesars by the aforementioned deadline.

While we are excited to be able to offer eligible option holders this opportunity, please note that no one from Caesars or any other entity related to this option exchange program may provide any advice, recommendation or additional information about the program, and we encourage you to consult with your own advisors about your decision. For those employees residing outside the United States, we urge you to educate yourselves about the financial and tax consequences of participating in this exchange by consulting with an appropriate advisor. Caesars makes no representations regarding the financial or tax consequences of your participation in this offer.

If you have any questions, if you do not receive an activation email today from optionexchange@caesars.com, to obtain a paper election form, or if you need assistance accessing the option exchange material, please send an email to optionexchange@caesars.com or call Russell Goldich, Director of Compensation for Caesars Entertainment, at (001+) (702) 407-6043.